[BANK OF HAWAII CORPORATION LETTERHEAD]

April 22, 2009

VIA EDGAR (Correspondence Filing)

Mr. Paul Cline

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Subject:	Bank of Hawaii Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 25, 2009
File No. 001-06887

Dear Mr. Cline:

This letter responds to comments contained in the letter (the “Comment Letter”) dated April 17, 2009, with respect to the above referenced filing on Form 10-K of Bank of Hawaii Corporation (the “Company”) addressed to the undersigned.  For your convenience, we have repeated the numbered comments from the Comment Letter, and the responses are provided below for each comment.

1.                                      Comment:

We note your response to prior comments 1, 2, and 3.  We continue to question the appropriateness of your presentation of the non-GAAP measures NIACC and RAROC.  Please address the following related to these measures:

a.                                       Tell us whether you utilize these non-GAAP measures in determining compensation or benefits, as defined in your compensation agreements, or whether the measures are only used to assess segment performance and allocate resources.  If you do utilize the measures in determining compensation, please revise future filings to state this fact.

b.                                      If you do not utilize the measures in determining compensation, please tell us why you do not present these measures in Note 12 on page 78 since, as you state SFAS 131 does require that you report financial information in segment disclosures on the basis that is used internally for evaluating segment performance.

c.                                       Revise future filings to clearly label NIACC and RAROC as non-GAAP measures both in your narrative MD&A disclosure and in your reconciliation table on page 29.

d.                                      In order to promote transparency and clarity in your disclosures, revise future filings to present each adjustment to allocated net income (e.g., economic provision adjustment, hedge effectiveness adjustment on mortgage servicing rights, tax effect) on a separate line item in your reconciliation table on page 29.  Further, please revise future filings to disclose the nature of these adjustments.

e.	Tell us specifically why you believe that these adjustments to allocated net income are not prohibited under item 10(e)(1)(ii)(B) of Regulation S-K.

f.

We note your proposed disclosure states that there are “inherent limitations” related to these non-GAAP measures.  Please revise future filings to disclose the specific limitations related to using NIACC and RAROC.  Further, please revise future filings to disclose the manner in which management compensates for these limitations.

Response:

a.                                       The non-GAAP financial measures, NIACC and RAROC, are not used in determining compensation or benefits for named executive officers.  We use NIACC and RAROC, along with other measures to assess segment performance and to allocate resources.

b.                                      We provide the required disclosures under SFAS No. 131 in Note 12, on page 78 of the Form 10-K.  Although we utilize NIACC and RAROC in assessing segment performance and in allocating resources, these are non-GAAP financial measures and thus are excluded from the notes to the consolidated financial statements as doing so is prohibited under item 10(e)(1)(ii)(C) of Regulation S-K.

c.                                       We will exclude the reporting of NIACC and RAROC in future filings.  Although we believe that presentation of these non-GAAP financial measures provides investors with meaningful information, we will exclude such measures in future filings.

d.                                      See response to item c. above.

e.                                       See response to item c. above.

f.                                         See response to item c. above.

2.                                      Comment:

We note your response to prior comment 4.  In your proposed revised disclosure you state that you consider loan-to-value ratios as a component in your lending process, specifically related to commercial mortgage and construction loans and residential home mortgage loans.  Please revise your future filings to disclose the loan-to-value ratio range for each loan category.  Please also include this information for any other loan categories in which you consider loan-to-value ratios a determining factor in your lending process.

Response:

Future Form 10-K filings will include a discussion of the range of loan-to-value ratios which are considered in our underwriting process.

Draft of Proposed Disclosure in Future Form 10-K Filings:

“Commercial and industrial loans are made primarily for the purpose of financing equipment acquisition, expansion, working capital, and other general business purposes.  Lease financing consists of direct financing leases and leveraged leases and are used by commercial customers to finance capital purchases ranging from computer equipment to transportation equipment.  The credit decisions for these transactions are based upon an assessment of the overall financial capacity of the applicant.

A determination is made as to the applicant’s ability to repay in accordance with the proposed terms as well as an overall assessment of the risks involved.  In addition to an evaluation of the applicant’s financial condition, a determination is made of the probable adequacy of the primary and secondary sources of repayment, such as additional collateral or personal guarantees, to be relied upon in the transaction.  Credit agency reports of the applicant’s credit history supplement the analysis of the applicant’s creditworthiness.

Commercial mortgages and construction loans are offered to real estate investors, developers, and builders primarily domiciled in Hawaii.  These loans are secured by first mortgages on real estate at loan-to-value (“LTV”) ratios deemed appropriate based on the quality, location, overall quality, and sponsorship.  Generally, these LTV ratios do not exceed 75%.  The commercial properties are predominantly properties such as retail centers, apartments, industrial properties and, to a lesser extent, more specialized properties such as hotels.  Substantially all of our commercial mortgage loans are secured by properties located in our primary market area.

In the underwriting of our commercial mortgage loans, we obtain appraisals for the underlying properties.  Decisions to lend are based on the economic viability of the property and the creditworthiness of the borrower.  In evaluating a proposed commercial mortgage loan, we primarily emphasize the ratio of the property’s projected net cash flows to the loan’s debt service requirement.  The debt service coverage ratio normally is not less than 120% and it is computed after deduction for a vacancy factor and property expenses as appropriate.  In addition, a personal guarantee of the loan or a portion thereof is sometimes required from the principal(s) of the borrower.   We require title insurance insuring the priority of our lien, fire, and extended coverage casualty insurance, and flood insurance, if appropriate, in order to protect our security interest in the underlying property.  In addition, business interruption insurance or other insurance may be required.

Construction loans are underwritten against projected cash flows derived from rental income, business income from an owner-occupant, or the sale of the property to an end-user.  We may mitigate the risks associated with these types of loans by requiring fixed-price construction contracts, performance and payment bonding, controlled disbursements, and pre-sale contracts or pre-lease agreements.

We offer a variety of first mortgage and junior lien loans to consumers within our markets with residential home mortgages comprising our largest loan category.  These loans are secured by a primary residence and are underwritten using traditional underwriting systems to assess the credit risks and financial capacity and repayment ability of the consumer.  Decisions are primarily based on LTV ratios, debt-to-income (“DTI”) ratios, liquidity, and credit score.  A maximum LTV ratio of 80% is generally required, although higher levels are permitted with mortgage insurance.  We offer variable rate mortgages with interest rates that are subject to change every year after the first, third, fifth, or seventh year, depending on the product and are based on the London Interbank Offered Rate (“LIBOR”).  Variable rate mortgages are underwritten at fully-indexed rates.  Non-traditional product offerings such as interest-only facilities are underwritten using a 30 year term.  We do not offer payment-option facilities, sub-prime loans, or any product with negative amortization.

Automobile loans include loans and leases secured by new or used automobiles.  We originate automobile loans and leases on an indirect basis through selected dealerships.   We require borrowers to maintain collision insurance on automobiles securing consumer loans, with us listed as loss payee.  Our procedures for underwriting automobile loans include an assessment of an applicant’s overall financial capacity, including credit history and the ability to meet existing obligations and payments on the proposed loan.  Although an applicant’s creditworthiness is the primary consideration, the underwriting process also includes a comparison of the value of the collateral security to the proposed loan amount.”

3.                                      Comment:

Please expand your proposed future filing disclosure related to home equity loans to disclose whether these loans are fixed rate or variable rate loans, the credit requirements and the documentation requirements for these loans.

Response:

Future Form 10-K filings will include an expanded discussion related to home equity loans to disclose whether these loans are fixed rate or variable rate loans, as well as the credit and documentation requirements for these loans.

Draft of Proposed Disclosure in Future Form 10-K Filings:

“Home equity loans are secured primarily by second mortgages on residential property of the borrower.  The underwriting terms for the home equity product generally permits borrowing availability, in the aggregate, up to 80% of the appraised value of the collateral property at the time of origination.  We offer fixed and variable rate home equity loans, with variable rate loans underwritten at fully-indexed rates.  Decisions are primarily based on LTV ratios, DTI ratios, liquidity, and credit scores.  We do not offer home equity loan products with reduced documentation.”

4.                                      Comment:

Please revise future filings to disclose whether you obtain updated appraisals for loans that are collateral-dependent when those loans become impaired, and how the updated appraisal affects the loan value at the time it is impaired.

Response:

Future Form 10-K filings will disclose whether updated appraisals are obtained for loans that are collateral-dependent when those loans become impaired, and how the updated appraisal affects the loan value at the time it is impaired.

Draft of Proposed Disclosure in Future Form 10-K Filings:

“Impaired loans are defined as those which management believes that based on current information, it is probable the Company will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the loan agreement.  When management determines that a loan is impaired, impairment is calculated based on the present value of expected future cash flows, discounted at the loan’s effective interest rate, except in cases where the loan is collateral-dependent.  If the loan is deemed to be collateral-dependent, updated appraisals are obtained and selling costs are considered to arrive at an estimate of current fair value.  If management determines that the fair value of an impaired loan is less than the recorded investment in the loan, an impairment charge is recognized by recording a charge-off to the allowance for loan and lease losses.”

The Company believes the information included herein addresses the staff’s comments.  In addition, the Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or would like to discuss any of the Company’s responses, please do not hesitate to contact the undersigned.

Sincerely,

/s/ Kent T. Lucien
Kent T. Lucien
Vice Chairman and Chief Financial Officer